Exhibit 99.1

Borr Drilling Limited – Acquisition of Five Premium Jack‑Up Rigs through New Joint Venture

Hamilton, Bermuda, March 23, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: "BORR") (“Borr Drilling” or the “Company”) announced today that it has entered into definitive agreements to acquire five premium jack-up rigs from Fontis Finance Ltd. (“Fontis”) for a purchase price of $287 million (the “Transaction”).

The acquisition will be completed through BC Ventures Limited, a newly established 50/50 joint venture between subsidiaries of Borr Drilling and its long-term well construction partner in Mexico.

Under the Transaction, the joint venture will acquire the rig-owning entities, which own two Friede & Goldman JU-2000E design rigs and three LeTourneau Super 116-C design rigs. These five rigs are currently located in Mexico.

The Transaction is expected to be financed through a $237 million non-recourse seller’s credit, in addition to a cash contribution of $25 million from each of Borr Drilling and its local partner at closing. The seller’s credit will have a 2.5-year maturity from the date of closing and will be secured by, among other things, a first lien on the five jack-up rigs.

Commenting on the Transaction, Borr Drilling CEO Bruno Morand said, “We are pleased to execute this acquisition alongside our longstanding partner. Together, we have built a strong brand with a proven operational track record in Mexico. These rigs are being acquired at an attractive valuation and at a lower debt per rig and cash breakeven level than our existing fleet.

We continue to see shallow-water rigs as strategically important for our customers, particularly at a time when security of energy supply and reliability of execution are of heightened importance. In the current environment, we expect demand for jack-up rigs to increase, and the acquisition of these units positions us well to capture future opportunities in Mexico and globally.”

The Transaction is expected to close within Q3 2026, subject to customary closing conditions, including merger control approvals.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "ensure", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding the acquisition of rigs as described above, the expected benefits of the acquisition, the financing of the acquisition, the expected debt levels of the acquired and existing fleet, the cash breakeven of the acquired and existing fleet and other statements relating to the acquisition, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to acquisition, including risks relating to completion of the acquisition, the financing of the acquisition, the risk that the expected benefits discussed herein are not realized and other risks relating to the acquisition, and other risks and uncertainties described in the section entitled "Risk Factors" in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and was published by Magnus Vaaler, CFO of the Company, on the date and time provided herein.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208